Exhibit 99.1
CONSOLIDATED BALANCE SHEET
OF
TEEKAY GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Member of
TEEKAY GP L.L.C.
     We have audited the accompanying consolidated balance sheet of Teekay GP L.L.C. as of December 31, 2006. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay GP L.L.C. at December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
May 11, 2007	Chartered Accountants

TEEKAY GP L.L.C.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

As at
December 31,
2006
$
ASSETS
Current
Cash and cash equivalents	30,494
Restricted cash — current (note 4)	55,009
Accounts receivable	8,167
Prepaid expenses	6,566
Other current assets	1,204

Total current assets	101,440

Restricted cash — long-term (note 4)	615,749

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $60,849	662,814
Vessels under capital leases, at cost, less accumulated depreciation of $42,604 (note 4)	654,022
Advances on newbuilding contracts (note 12)	84,184

Total vessels and equipment	1,401,020

Investment in and advances to joint venture (note 10d)	141,427
Other assets (note 11)	74,057
Intangible assets — net (note 5)	160,064
Goodwill (note 5)	39,279

Total assets	2,533,036

LIABILITIES AND MEMBER’S EQUITY
Current
Accounts payable	5,069
Accrued liabilities (note 7)	13,667
Unearned revenue	6,708
Current portion of long-term debt (note 8)	30,435
Current obligation under capital leases (note 4)	150,762
Advances from affiliate (note 6)	38,768

Total current liabilities	245,409

Long-term debt (note 8)	880,147
Long-term obligation under capital leases (note 4)	407,375
Advances from affiliate (note 6)	62,680
Other long-term liabilities (note 11)	51,473

Total liabilities	1,647,084

Commitments and contingencies (notes 4, 10 and 12) Minority interest	869,856
Member’s equity
Member’s equity	17,085
Accumulated other comprehensive loss	(989)

Total member’s equity	16,096

Total liabilities and member’s equity	2,533,036

The accompanying notes are an integral part of the Consolidated Balance Sheet.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, or unless otherwise indicated)
1.	Summary of Significant Accounting Policies
Basis of presentation
Teekay GP L.L.C. (or the Company or the General Partner), a Marshall Islands limited liability company, was formed on November 2, 2004 to become the general partner of Teekay LNG Partners L.P. (or the Partnership). The Company is a wholly owned subsidiary of Teekay Shipping Corporation. On November 9, 2004, Teekay Shipping Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company has invested $20 in the Partnership for its 2% general partner interest.
On November 3, 2004, Teekay Shipping Corporation formed the Partnership to own and operate the liquefied natural gas and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (or Luxco) and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Shipping Corporation contributed to the Partnership all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C. (which owns the Suezmax tanker, the Granada Spirit), in connection with the Partnership’s initial public offering of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable. In exchange for the equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units from the Partnership. The Company received a 2% general partner interest and all of the incentive distribution rights in the Partnership.
During November 2005, Teekay Shipping Corporation contributed a further $2.6 million of member’s equity into the Company. The Company has invested these funds in the Partnership in connection with the Partnership’s follow-on offering of 4.6 million common units during November 2005 (see Note 2).
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Effective January 1, 2006, we began consolidating the Partnership on a prospective basis in accordance with Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, of the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 presumes that a general partner controls a limited partnership and therefore should consolidate the partnership in the financial statements of the general partner. For periods subsequent to November 1, 2006, the consolidated financial statements include the accounts of Teekay Tangguh Holdings Corporation (or Teekay Tangguh) and Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat III), both of which are variable interest entities for which the Partnership is the primary beneficiary (see Note 12a). Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.
Reporting currency
The consolidated financial statements are stated in U.S. Dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are included in income.
Operating revenues and expenses
The Partnership recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenues during days that the vessel is off-hire.
Prior to 2005, the Partnership’s Predecessor generated a portion of its revenues from voyage charters. All voyage revenues from voyage charters were recognized on a percentage of completion method. The Partnership’s Predecessor used a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognized revenue ratably from when product was discharged (unloaded) at the end of one voyage to when it was discharged after the next voyage. The Partnership’s Predecessor did not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Partnership’s Predecessor, even if the vessel had discharged its cargo and was sailing to the anticipated load port on its next voyage. Estimated losses on voyages were provided for in full at the time such losses became evident.
Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Pursuant to Emerging Issues Task Force EITF 91-9, voyage expenses and vessel operating expenses are recognized when incurred.
Cash and cash equivalents
The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years or 35 years, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.
Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Partnership would recognize a loss in the amount by which book value exceeds fair value.
Generally, the Partnership drydocks each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking.
The Partnership reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized will equal the amount by which the carrying value of the assets exceeds their fair market value.
Investment in joint ventures
Teekay Nakilat (III), a variable interest entity for which the Partnership is the primary beneficiary, has a 40% interest in a joint venture which has four LNG carriers currently under construction (see Notes 10d and 12). The joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings.
Loan costs
Loan costs, including fees, commissions and legal expenses, are presented as other assets and are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.
Goodwill and intangible assets
Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.
The Partnership’s intangible assets, which consist of time-charter contracts acquired as part of the purchase of Teekay Spain, are amortized on a straight-line basis over the remaining term of the time charters.
Derivative instruments
The Partnership utilizes derivative financial instruments to reduce interest rate risk but does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133. Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivatives instruments and hedging activities.
Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Income taxes
All but two of Teekay Spain’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The income Teekay Spain receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 35%. However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, Teekay Spain is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of these two Spanish-flagged vessels.
Included in other assets are deferred income taxes of $3.9 million as at December 31, 2006. The Partnership accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. The Partnership may also pay a minimal amount of tax in Luxembourg and the United Kingdom.
Comprehensive income (loss)
The Partnership follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.
Change in Accounting Policy
Certain employees of the Partnership participate in the stock option plan of the Partnership’s parent, Teekay Shipping Corporation. Effective January 1, 2006, the Partnership adopted the fair value recognition provisions of the Financial Accounting Standards Board (or FASB) Statement No. 123(R) (or SFAS 123(R)), Share-Based Payment, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.
As a result of adopting SFAS 123(R) on January 1, 2006, the Partnership’s net income for the year ended December 31, 2006 is $0.3 million lower than if it had continued to account for share-based compensation under the recognition and measurement provision of APB Opinion No. 25 (or APB No. 25), Accounting for Stock Issued to Employees.
Prior to January 1, 2006, the Partnership accounted for stock options under APB 25, using the intrinsic value method, as permitted by SFAS No. 123 Accounting for Stock-Based Compensation. As the exercise price of the Partnership’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB No. 25.
Stock options granted under this plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2016, ten years after the date of each respective grant. As of December 31, 2006, there was $0.4 million of total unrecognized compensation cost related to nonvested stock options granted to employees of Partnership. Recognition of this compensation is expected to be $0.2 million (2007) and $0.2 million (2008).
The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 was $11.30 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31% in 2006; expected life of five years; dividend yield of 2.0% in 2006; and risk-free interest rate of 4.8% in 2006.
Recent Accounting Pronouncements
In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership adopted FIN 48 as of January 1, 2007 as required. As of December 31, 2006, the Partnership does not expect that the adoption of FIN 48 will have a significant impact on the Partnership’s financial position and results of operations.
2.	Public Offerings
On May 10, 2005, the Partnership completed its initial public offering (or the IPO) of 6.9 million common units at a price of $22.00 per unit. During November 2005, the Partnership issued in a follow-on public offering an additional 4.6 million common units at a price of $27.40 per unit (or the Follow-On Offering). Concurrent with the Follow-On Offering, the General Partner contributed $2.6 million to the Partnership to maintain its 2% general partner interest.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

		Follow-On
	IPO	Offering	Total
	$	$	$

Proceeds received:
Sale of 6,900,000 common units at $22.00 per unit	151,800	—	151,800
Sale of 4,600,000 common units at $27.40 per unit	—	126,040	126,040
General Partner contribution	—	2,572	2,572

	151,800	128,612	280,412

Use of proceeds from sale of common units:
Underwriting and structuring fees	10,473	5,042	15,515
Professional fees and other offering expenses to third parties	5,616	959	6,575
Repayment of advances from Teekay Shipping Corporation	129,400	—	129,400
Purchase of three Suezmax tankers from Teekay Shipping Corporation	—	122,611	122,611
Working capital	6,311	—	6,311

	151,800	128,612	280,412

During 2006, the Partnership awarded 2,475 common units, respectively, as compensation to the Partnership’s five non-employee directors. The 2005 common units originally reverse vested equally over a three-year period and during 2006 these awards were amended to vest immediately. The 2006 awards vested immediately upon grant.
3.	Segment Reporting
The Partnership has two reportable segments: its LNG carrier segment and its Suezmax tanker segment. The Partnership’s LNG carrier segment consists of LNG carriers subject to long-term fixed-rate time charters to international energy companies. As at December 31, 2006, the Partnership’s LNG fleet consisted of seven vessels, including a 70% interest in three vessels purchased from Teekay Shipping Corporation in October 2006, two of which were under construction and have subsequently delivered in the first quarter of 2007. The Partnership’s Suezmax tanker segment consists of conventional crude oil tankers operating on long-term fixed-rate time-charter contracts to international energy companies. As at December 31, 2006, the Partnership’s conventional crude oil tanker fleet consisted of eight Suezmax tankers. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

December 31, 2006
$
Total assets of the LNG carrier segment	2,056,247
Total assets of the Suezmax tanker segment	430,358
Cash and cash equivalents	28,871
Accounts receivable, prepaid expenses and other assets	15,937

Consolidated total assets	2,531,413

4.	Capital Leases and Restricted Cash
Capital Leases
Teekay Nakilat LNG Carriers. During January 2006, the three subsidiaries of the Partnership, each of which had contracted to have built one LNG carrier (or RasGas II vessels), sold their shipbuilding contracts to SeaSpirit Leasing Limited (or SeaSpirit) for aggregate proceeds of $313.0 million, which approximated the accumulated construction costs incurred to that date. The proceeds from the sale were used to partially fund restricted cash deposits. As at December 31, 2006, the Partnership was a party to 30-year capital lease arrangements for the RasGas II vessels, to commence upon the delivery of the respective vessels, one of which delivered on October 31, 2006 and the other two of which delivered in the first quarter of 2007. All amounts below relating to the RasGas II vessel capital leases include the joint venture partner’s 30% share (see Note 12a).
Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable the Partnership to terminate the lease arrangements on a voluntary basis at any time. In the event of a termination of the lease arrangements, the Partnership would be obliged to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. The Partnership’s interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 11). As at December 31, 2006, the commitments under these capital leases approximated $1,123.2 million, including imputed interest of $651.4 million, repayable as follows:

Year	Commitment
2007	$22.9 million
2008	$24.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
Thereafter	$1,004.3 million
Spanish-Flagged LNG Carrier. As at December 31, 2006, the Partnership was a party to a capital lease on one LNG carrier, which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. As at December 31, 2006, the weighted-average interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2006, the commitments under this capital lease, including the purchase obligation, approximated 165.0 million Euros ($217.8 million), including imputed interest of 29.9 million Euros ($39.5 million), repayable as follows:

Year	Commitment
2007	23.3 million Euros ($30.7 million)
2008	24.4 million Euros ($32.2 million)
2009	25.6 million Euros ($33.8 million)
2010	26.9 million Euros ($35.5 million)
2011	64.8 million Euros ($85.6 million)
On December 31, 2006, the Partnership exercised its option to purchase one of the two LNG carriers that was subject to a capital lease for $59.5 million. During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which was deferred and is being amortized over the remaining estimated useful lives of the vessels.
Suezmax Tankers. As at December 31, 2006, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2006, the remaining commitments under these capital leases, including the purchase obligations, approximated $250.3 million, including imputed interest of $28.1 million, repayable as follows:

Year	Commitment
2007	$145.1 million
2008	8.6 million
2009	8.5 million
2010	88.1 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Restricted Cash
Under the terms of the capital leases for the four LNG carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction however, the amount of restricted cash approximates the accumulated vessel construction costs. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8). The interest rates earned on the deposits approximate the interest rates implicit in the leases.
As at December 31, 2006, the amount of restricted cash on deposit for the three RasGas II vessels was $481.9 million. The Partnership has placed an additional $79.6 million on deposit during the first two months of 2007. The Partnership used existing long-term financing arrangements to fund these remaining restricted cash deposits. As at December 31, 2006, the weighted-average interest rate earned on the deposits was 5.4%.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
As at December 31, 2006, the amount of restricted cash on deposit for the Spanish-Flagged LNG Carrier was 139.0 million Euros ($183.5 million). As at December 31, 2006, the weighted-average interest rate earned on these deposits was 5.0%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $5.3 million as at December 31, 2006.

Operating Leases

Time charters of the Partnership’s vessels to third parties are accounted for as operating leases. As at December 31, 2006, minimum scheduled future revenues to be received by the Partnership under time charters then in place were approximately $251.2 million (2007), $257.7 million (2008), $305.4 million (2009), $307.6 (2010), $307.6 million (2011) and $4,146.1 million (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

5.	Intangible Assets and Goodwill

As at December 31, 2006, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at December 31, 2006 is as follows:

December 31, 2006
$
Gross carrying amount	182,552
Accumulated amortization	(22,488)

Net carrying amount	160,064

Amortization of intangible assets for the five fiscal years subsequent to December 31, 2006 is expected to be $9.1 million per year.

The carrying amount of goodwill as at December 31, 2006 for the Partnership’s reporting segments is as follows:

	LNG	Suezmax
	Carrier	Tanker
	Segment	Segment	Total
	$	$	$

Balance as at December 31, 2006	35,631	3,648	39,279

6.	Advances from Affiliates

December 31, 2006
$
Advances from Teekay Shipping Corporation (non-interest bearing and unsecured)	62,680
Advances from Teekay Shipping Corporation (interest bearing)	—
Other (non-interest bearing and unsecured)	38,768

Total	101,448

On October 31, 2006, Teekay Shipping Corporation sold its interest in Teekay Nakilat to the Partnership in exchange for a $89.5 million non-interest bearing and unsecured promissory note (see Note 10b). The promissory note was repayable as follows: $26.9 million (2006) and $62.6 million (2007). The partnership refinanced amounts owing under the note with existing undrawn revolving credit facilities during 2007.
7.	Accrued Liabilities

December 31, 2006
$
Voyage and vessel expenses	2,597
Interest	8,467
Payroll and benefits	2,603

Total	13,667

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
8.	Long-Term Debt

December 31, 2006
$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	43,000
U.S. Dollar-denominated Term Loans due through 2019(1)	360,661
U.S. Dollar-denominated Term Loans due through 2020 (variable interest entities)(1)	60,458
U.S. Dollar-denominated Unsecured Demand Loan	35,144
Euro-denominated Term Loans due through 2023	411,319

910,582
Less current portion	30,435

880,147

(1)	As at December 31, 2006, long-term debt related to newbuilding vessels to be delivered was $266.3 million.
As at December 31, 2006, the Partnership had two long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $458.6 million, of which $415.6 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the Revolvers reduces by $17.7 million (2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011) and $364.5 million (thereafter). Both Revolvers may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership’s vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $360.7 million. One tranche of the term loan bears interest at a fixed rate of 5.39%. Interest payments on the balance of the term loan is based on LIBOR plus margins. The term loan reduces in quarterly payments commencing three months after delivery of each LNG newbuilding. Once fully drawn, the loan will have approximately $56 million per vessel in bullet repayments, due at maturity. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral and guarantees from the Partnership.

Teekay Nakilat (III), a variable interest entity for which the Partnership is the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $60.5 million. Interest payments on the term loan is based on LIBOR plus a margin. The term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other collateral including an undertaking from Teekay Shipping Corporation. Upon transfer of the ownership of Teekay Nakilat (III) from Teekay Shipping Corporation to the Partnership, the rights and obligations of Teekay Shipping Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

The Partnership has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at December 31, 2006, totaled $35.1 million, including accrued interest. Interest payments on this loan are based on a fixed interest rate of 4.84%, commencing February 2008.

The Partnership has two Euro-denominated term loans outstanding, which, as at December 31, 2006 totaled 311.6 million Euros ($411.3 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases (see Note 4). Interest payments are based on EURIBOR plus margins. The term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2006 was 5.5%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 11). At December 31, 2006, the margins on the Partnership’s long-term debt ranged from 0.50% to 1.30%.

The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2006 are $30.4 million (2007), $30.9 million (2008), $32.9 million (2009), $33.7 million (2010), $231.4 million (2011) and $551.3 million (thereafter).

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, a maximum level of leverage be maintained and requires one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans and the Revolvers.

9.	Fair Value of Financial Instruments

Long-term debt – The fair values of the Partnership’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Interest rate swaps – The fair value of the Partnership’s derivative instruments, used for hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2006
	Carrying	Fair
	Amount	Value
	$	$

Cash and cash equivalents and restricted cash	701,252	701,252
Advances to joint ventures	61,333	61,333
Long-term debt (note 8)	(910,582)	(907,849)
Advances from affiliates (note 6)	(101,448)	(101,448)
Interest rate swap agreements (note 11)	(13,801)	(13,801)

The Partnership transacts all of its derivative instruments through investment-grade-rated financial institutions and requires no collateral from these institutions.
10.	Related Party Transactions
a)	In connection with the IPO, the Partnership entered into an omnibus agreement with Teekay Shipping Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Shipping Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.

b)	On October 31, 2006, the Partnership acquired Teekay Shipping Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest in capital leases relating to three LNG carriers. The purchase price for the 70% interest in Teekay Nakilat was $89.5 million, however is subject to refinement upon determination of the final construction costs of all three LNG carriers. The Partnership paid $26.9 million of this amount in 2006, with the remaining amount due in 2007. The purchase occurred upon the delivery of the first LNG carrier. The remaining two LNG carriers were delivered in the first quarter of 2007.

c)	In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest. All amounts below include the joint venture partner’s 30% share. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at December 31, 2006 payments made towards these commitments by the joint venture company totaled $82.3 million, excluding $8.6 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts were $183.4 million in 2007, $75.1 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 70% ownership interest in these two vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier (see note 12a).

d)	In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Shipping Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat), which owns a 60% interest. In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which Teekay Shipping Corporation’s 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2006, payments made towards these commitments by the joint venture company totaled $351.5 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $140.6 million). Long-term financing arrangements existed for all the remaining $650.2 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $449.9 million in 2007 and $200.3 million in 2008. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 40% ownership interest in these four vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier (see note 12a).

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
11.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives only for hedging purposes. As at December 31, 2006, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt has been swapped with fixed-rate obligations:

			Fair Value /	Weighted-
			Carrying	Average
	Interest	Principal	Amount of	Remaining	Fixed Interest
	Rate	Amount	Liability	Term	Rate
	Index	$	$	(years)	(%)(1)

LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	457,864	20,437	30.1	4.9
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	234,000	(20,161)	12.0	6.2
U.S. Dollar-denominated interest rate swaps(4)	LIBOR	405,000	(1,082)	14.0	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	452,036	(26,059)	30.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(5)	EURIBOR	411,318	13,064	17.5	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2006 ranged from 0.5% to 1.3%. (see Note 8).

(2)	Principal amount reduces quarterly upon delivery of each LNG newbuilding.

(3)	Inception dates of interest rate swaps are 2006 ($78.0 million) and 2007 ($156.0 million).

(4)	Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat III, variable interest entities in which the Partnership is the primary beneficiary. Inception dates of swaps are 2006 ($160.0 million), 2007 ($70.0 million) and 2009 ($175.0 million).

(5)	Principal amount reduces monthly to 70.1 million Euros ($92.5 million) by the maturity dates of the swap agreements.
Changes in the fair value of the designated interest rate swaps (cash flow hedges) have been recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income and is presented as interest expense.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

As at December 31, 2006, the Partnership estimates, based on current interest rates, that it will reclassify approximately $6.9 million of net loss on derivative instruments from accumulated other comprehensive income to income during the next 12 months due to the payment of interest expense associated with the floating-rate debt and the amortization of the April 2005 deferred loss on the settlement of interest rate swaps.

As at December 31, 2006, the Company’s accumulated other comprehensive loss of $1.0 million consisted of net unrealized losses on derivative instruments.
12.	Commitments and Contingencies
(a)	On November 1, 2006, the Partnership entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III (see Notes 10c and 10d). Teekay Tangguh owns two LNG newbuildings and the related 20-year time charters. Teekay Nakilat III owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings, which are scheduled for 2008. The purchase price, which is dependent upon the total construction costs of the vessels, for the 70% interest in Teekay Tangguh and Teekay Nakilat III is estimated to be approximately $60 million and $80 million, respectively.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46 requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. In addition, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat III in its consolidated financial statements effective November 1, 2006, as both entities are VIE’s and the Partnership became their primary beneficiary upon its agreement to acquire interests in these entities.. The assets and liabilities of Teekay Tangguh and Teekay Nakilat III are reflected in the Partnership’s financial statements at historical cost as the Partnership and these two VIE’s are under common control.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat III as at December 31, 2006.

December 31,
2006
$
ASSETS

Prepaid expenses and other current assets	3
Advances on newbuilding contracts	84,184
Investment in and advances to joint ventures	141,427
Other assets	6,035

Total assets	231,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued liabilities	562
Advances from affiliates	7,366
Long-term debt relating to newbuilding vessels to be delivered	60,458
Other long-term liabilities	2,100

Total liabilities	70,486
Minority interest	24,559
Total shareholders’ equity	136,604

Total liabilities and shareholders’ equity	231,649

The Partnership’s maximum exposure to loss at December 31, 2006, as a result of its commitment to purchase Teekay Shipping Corporation’s interests in Teekay Tangguh and Teekay Nakilat III, is limited to the purchase price of its interest in both entities, which is expected to be approximately $60 million and $80 million, respectively.

(b)	In December 2006, the Partnership announced that it has agreed to acquire three liquefied petroleum gas (or LPG) carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightening of crude oil, for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed rates for a period of 15 years.
13.	Subsequent Events

In January 2007, the Partnership acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18 million. The purchase was financed with one of the Partnership’s existing Revolvers. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

14.	Supplemental Information

The following balance sheet shows the consolidation of the Teekay GP L.L.C. balance sheet on a stand-alone basis with the balance sheet of Teekay LNG Partners L.P., as of December 31, 2006.

	Teekay GP	Consolidation
	L.L.C.	of Teekay LNG
	Stand-alone	Partners L.P.	Consolidated

ASSETS
Current
Cash and cash equivalents	1,623	28,871	30,494
Restricted cash — current	—	55,009	55,009
Accounts receivable	—	8,167	8,167
Prepaid expenses	—	6,566	6,566
Other current assets	171	1,033	1,204

Total current assets	1,794	99,646	101,440

Restricted cash — long-term	—	615,749	615,749
Vessels and equipment
At cost, less accumulated depreciation of $60,849	—	662,814	662,814
Vessels under capital leases, at cost, less accumulated depreciation of
$42,604	—	654,022	654,022
Advances on newbuilding contracts	—	84,184	84,184

Total vessels and equipment	—	1,401,020	1,401,020

Investment in and advances to joint venture	—	141,427	141,427

	Teekay GP	Consolidation
	L.L.C.	of Teekay LNG
	Stand-alone	Partners L.P.	Consolidated

Other assets	2,572	71,485	74,057
Intangible assets – net	—	160,064	160,064
Goodwill	—	39,279	39,279

Total assets	4,366	2,528,670	2,533,036

LIABILITIES AND MEMBER’S/PARTNERS’ EQUITY
Current
Accounts payable	—	5,069	5,069
Accrued liabilities	68	13,599	13,667
Unearned revenue	—	6,708	6,708
Current portion of long-term debt	—	30,435	30,435
Current obligation under capital leases	—	150,762	150,762
Advances from affiliate	—	38,768	38,768

Total current liabilities	68	245,341	245,409

Long-term debt	—	880,147	880,147
Long-term obligation under capital leases	—	407,375	407,375
Advances from affiliate	—	62,680	62,680
Other long-term liabilities	—	51,473	51,473

Total liabilities	68	1,647,016	1,647,084

Commitments and contingencies
Non-controlling interest (non-affiliates of Teekay GP L.L.C.)	—	165,729	165,729
Non-controlling interest (affiliates of Teekay GP L.L.C.)	—	704,127	704,127
Member’s/Partners’ equity
Member’s/Partners’ equity	4,298	12,787	17,085
Accumulated other comprehensive loss	—	(989)	(989)

Total member’s/partners’ equity	4,298	11,798	16,096

Total liabilities and member’s/partners’ equity	4,366	2,528,670	2,533,036